BY EDGAR TRANSMISSION

January 14, 2013

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Funds, Inc.

            Response to SEC Staff Comments on:

Proxy Statement on Schedule 14A

            Pursuant to Securities Exchange Act of 1934

            Registration No: 811-07572

Dear Ms. Rossotto:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission which you communicated to me by telephone on January 14, 2013. Changes in response to staff comments will be made by the Registrant in a Definitive 14A filing for the Proxy Statement.

Comment 1.  The Staff notes that Finisterre Capital, LLP (“Finisterre”) will manage an emerging market long/short credit strategy for the Global Multi-Strategy Fund (the “Fund”). Please disclose whether such a strategy is currently implemented by other sub-advisor(s) of the Fund or whether it is a new investment strategy.

            Response. The Proxy Statement has been revised to disclose that the proposed investment strategy of Finisterre is new to the Fund.

Comment 2.   Please disclose that Finisterre is an affiliate of Principal Management Corporation and Principal Life Insurance Company in the “Proposal” section of the Proxy Statement.

            Response.      The disclosure has been made.

Comment 3.   Please state whether Finisterre is subject to possible conflicts of interest due to separate fee arrangements (including possible performance fees arrangements) with other investment clients of the firm.

            Response.   Finisterre does have varying fee arrangements (including performance fee arrangements) with various investment clients with the same investment mandate as Finisterre’s proposed portfolio for the Fund. Finisterre, however, has procedures in place that are designed to treat all clients fairly and equally, and to prevent conflicts from influencing the allocation of investment opportunities among clients.

Comment 4.   Please disclose in the “Board Evaluation of New Sub-Advisory Section”, if appropriate, that the Board found the terms of the sub-advisory agreement were in the best interests of Fund shareholders.

            Response.   The disclosure has been made.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh

Assistant Counsel

Principal Funds, Inc.